UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Roberts Realty Investors, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

769900101

(CUSIP Number)

December 30, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1(b)
☒  Rule 13d-1(c)
☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 769900101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roberts Properties Residential, L.P. 58-2122875
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,286,661
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,286,661

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,286,661
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12.	TYPE OF REPORTING PERSON (see instructions) PN

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Item 1.

(a)	Name of Issuer Roberts Realty Investors, Inc.

(b)	Address of Issuer’s Principal Executive Offices 375 Northridge Road, Suite 330, Atlanta, Georgia 30350

Item 2.

(a)	Name of Person Filing Roberts Properties Residential, L.P.

(b)	Address of the Principal Office or, if none, residence 375 Northridge Road, Suite 330, Atlanta, Georgia 30350

(c)	Citizenship State of Georgia, United States

(d)	Title of Class of Securities Common Stock, $0.01 par value per share of Roberts Realty Investors, Inc.

(e)	CUSIP Number 769900101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

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(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,286,661

(b)	Percent of class: 12.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 1,286,661

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 1,286,661

The issuer is the general partner of, owns a substantial majority of the equity interests of, and conducts its business through Roberts Properties Residential, L.P. (the “operating partnership”), which is the person filing this Schedule 13G/A. On December 30, 2014, the operating partnership issued 426,397 units of limited partnership interest (“units”) in exchange for the contribution to the operating partnership of 702,276 common shares of the issuer by Charles S. Roberts, the issuer’s Chairman, President and Chief Executive Officer. Mr. Roberts is an “accredited investor,” as that term is defined in SEC Rule 501. The contributed shares are held by the operating partnership, have not been and are not expected to be cancelled, and remain outstanding for corporate law purposes.

The operating partnership notes, however, that Section 13(d)(4) of the Act provides that in “determining, for purposes of [Section 13(d)], any percentage of a class of any security, such class shall be deemed to consist of the amount of the outstanding securities of such class, exclusive of any securities of such class held by or for the account of the issuer or a subsidiary of the issuer.” (Emphasis added.) The operating partnership, a subsidiary of the issuer, now holds shares of the registered class. The operating partnership notes that that under Section 13(d)(4) of the Act, the shares it holds may not be “outstanding” for purposes of Section 13(d), and thus the operating partnership may not be required to file this Schedule 13G/A. The operating partnership is filing this Schedule 13G/A to report its ownership of the contributed shares if and to the extent that for purposes of the filing requirements of Schedule 13G it is required or deemed to be required to do so. In calculating the “Percent of class” reflected above, the operating partnership used the contributed shares as the numerator and included the contributed shares in the denominator.

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Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 31, 2014	Roberts Properties Residential, L.P.

	By:	Roberts Realty Investors, Inc.
Its General Partner

	By:	/s/ Anthony W. Shurtz
Anthony W. Shurtz, CFO

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